

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 13, 2017

By E-Mail

Warren S. de Wied, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004

> **Re: Quantum Corporation**
> **Preliminary Proxy Statement**
> **Filed on February 3, 2017**
> **File No. 001-13449**

Dear Mr. de Wied:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Preliminary Proxy Statement

1.   Please provide us your analysis of the application of Rule 13e-3 to the reverse stock split proposal. We note that Rule 13e-3 applies to a transaction or a series of transactions of the type specified in the rule.

Information Concerning Solicitation and Voting, page 6

2.   We note your disclosure that VIEX intends to "seek control" of the board. Revise your disclosure to clarify how VIEX is doing so. It appears that VIEX's nominees are independent of VIEX and that two of its nominees are your current directors.

3.   Clarify that the two incumbent directors you are not nominating are being nominated by VIEX, explain why you are not re-nominating them and why you are only nominating seven individuals for a nine-member board.

4.   We note your disclosure on page 8 that broker may not vote shares without instructions from a security holder on <u>any</u> proposal. Please tell us why, with a view toward revised disclosure.

5.   Refer to the first paragraph on page 13. Revise your disclosure to describe the considerations that will be made in determining the order of priority in which the proxies will allocate votes for each of your nominees.

Certain Background Information, page 14

6.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide support for your disclosure that the election of VIEX's nominees "could adversely impact the operations and strategic direction of the Company" (page 14).

7.   Refer to the first paragraph on page 15. It is unclear how you can ensure that the board will do as you state upon the election of a majority of your nominees. If four of your nominees are elected, it necessarily results that five of VIEX's nominees would be elected, in which case the current board members would constitute a minority of the board and would be unable to dictate on their own how the board would act. Please revise or advise.

Proposal Six, page 37

8.   Revise your disclosure to include the information required by Item 13(a) of Schedule 14A. See Item 12(f) of Schedule 14A.

Change of Control Severance Policy, page 59

9.   Revise the first paragraph on page 59 to define fully the terms "Involuntary Termination" and "cause."

10.   We note your description in the last paragraph of page 14 about the change of control that would be effected if all of VIEX's nominees are elected. We also note the disclosure in this section. Revise your disclosure to address how the election of three of your nominees and the two incumbent directors in VIEX's slate would affect a determination of whether a change of control has taken place, as defined in the relevant agreements.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions